
June 7, 2018

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California
95032

      Re: Netflix, Inc.
         Form 10-Q for the Quarterly Period Ended March 31, 2018
         File No. 001-35757
         Filed April 18, 2018

Dear Mr. Wells:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 4 - Balance Sheet Components
Deferred Revenue, page 10

1.   Please provide us with your analysis regarding payments made to partners. Describe in detail the nature of these payments and further clarify when payments are classified as marketing expenses and when payments are recognized as a reduction in revenue. Refer to ASC 606-10-32-25 and 26.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Wells
Netflix, Inc.
June 7, 2018
Page 2

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